Exhibit 99.1

EXECUTION VERSION

8,000,000 Common Shares

Franco-Nevada Corporation

UNDERWRITING AGREEMENT

November 23, 2011

November 23, 2011

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

RBC Dominion Securities Inc.

UBS Securities Canada Inc.

GMP Securities L.P.

Merrill Lynch Canada Inc.

TD Securities Inc.

Credit Suisse Securities (Canada), Inc.

National Bank Financial Inc.

Scotia Capital Inc.

Pollitt & Co. Inc.

c/o BMO Nesbitt Burns Inc.

1 First Canadian Place

Toronto, ON

M5X 1H3

Ladies and Gentlemen:

Franco-Nevada Corporation, a Corporation formed and organized under the Canada Business Corporations Act (the “Corporation”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 8,000,000 common shares of the Corporation (the “Firm Shares”).

The Corporation also proposes to issue and sell to the several Underwriters not more than an additional 1,200,000 common shares of the Corporation (the “Additional Shares”) if and to the extent that BMO Nesbitt Burns Inc., as the sole book runner of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof.  The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the Canadian Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus.  A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to C$1,000,000,000 of common shares, preferred shares, debt securities, warrants and subscription receipts of the Corporation (the “Shelf Securities”) have been filed with the Ontario Securities Commission (the “OSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-202 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt (the “Final Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein).  No other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the OSC as principal regulator and or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Underwriters; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Shares) has been issued by the OSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Corporation ‘s knowledge, threatened by the OSC or any other Canadian Securities Commission (the final short form base shelf prospectus filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Base Prospectus”).  The prospectus supplement relating to the offering of the Shares to be filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(c) hereof (the “Canadian Supplement”), together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”.  As used herein, the terms “Canadian Base Prospectus” and “Canadian Prospectus” shall include the documents incorporated by reference therein.

The Corporation has filed with the Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-176722), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Form F-X”) relating to the registration statement; there are no reports or other information that in accordance with the requirements of the OSC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required; there are no documents required to be filed with the OSC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses (as hereinafter defined) or to be filed or incorporated by reference as exhibits to the Registration Statement (as defined below) that are not described, referred to or filed or incorporated by reference as required.  The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus.”  For purposes of this Agreement, “ U.S. Prospectus” means the final prospectus supplement relating to the offering of the Shares that discloses the public offering price and other final terms of the Shares, together with the U.S. Base Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 8(c) hereof.  As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933 as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Base Prospectus together with the term sheet and other free writing prospectuses, if any, each identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein.  As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

Where the phrase “to the knowledge of the Corporation” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is being qualified by such phrase, that such representation and warranty or other statement is being made based on the actual knowledge of David Harquail, Geoff Waterman and Sandip Rana, after due inquiry.

1.               Representations and Warranties of the Corporation.  The Corporation represents and warrants to and agrees with each of the Underwriters that:

(a)                    The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or to the Company’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of suspending the distribution of the Shares has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission.

(b)                   (i)  The Registration Statement did not contain, when it became effective, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii)  the Canadian Prospectus will when filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws (as defined below) and does not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement and the U.S. Prospectus comply and will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv)  the Canadian Prospectus complies and will comply in all material respects with Canadian Securities Laws and the applicable rules and regulations of the Canadian Securities Commissions thereunder, (v)  the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects, and (vi)  each of the Prospectuses as of their dates and as of the Closing Date (as defined in Section 5 hereof) does not contain and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses

based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein.  The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)                    The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions, all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Corporation to qualify the distribution of the Shares as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d)                   The Corporation is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.  The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(e)                    Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Prospectus, the Time of Sale Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein.

(f)                      The Corporation has been duly organized and is validly existing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets (including royalties and interest therein) currently owned, and to carry out the transactions contemplated by this Agreement.

(g)                   The Corporation has seven material wholly-owned subsidiaries: Franco-Nevada Australia Pty Ltd., Franco-Nevada U.S. Corporation, Franco-Nevada GLW Holdings Corp., Franco-Nevada (Barbados) Corporation, FN Subco Inc., Franco-Nevada Alberta Corporation and Franco-Nevada Mexico Corporation S.A. de C.V. (each a “Material Subsidiary” and together the “Material Subsidiaries”). Each Material Subsidiary is a corporation or company organized and existing under the laws of the jurisdiction of its incorporation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own, lease and operate its properties and assets (including any royalty or interest therein) and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so would not have a material adverse effect on the Corporation’s business, affairs, capital, operations, properties or assets, considered on a consolidated basis, or on the Corporation’s ability to perform its obligations under this Agreement and to consummate the transactions contemplated herein (a “Material Adverse Effect”). All of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are directly or indirectly beneficially owned by the Corporation, free and clear of any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets (each a “Lien” and, together, the “Liens”), except such Liens as described in the Time of Sale Prospectus and the Prospectuses, and none of the outstanding shares of the capital stock of any Material Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock of any Material Subsidiary. No act or proceeding has been taken by or against the Material Subsidiaries in connection with their liquidation, winding-up or bankruptcy.

(h)                   The Corporation has full corporate power and authority to enter into this Agreement and any agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof. The Corporation has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses.

(i)                       The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to authorize the completion of the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Prospectus and the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j)                       The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 127,740,215 common shares and no preferred shares were issued and outstanding as of the close of business on the last business date preceding the date of this Agreement. All of the issued and outstanding common shares of the Corporation were validly issued by the Corporation and are fully paid and non-assessable shares in the capital of the Corporation.

(k)                    The Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement. The Firm Shares will, upon payment of the consideration therefor, be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation. The Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation.

(l)                       The Corporation is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Corporation. The Corporation’s common shares are registered with the SEC under

Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act.

(m)                 The Shares conform and will conform to all statements relating thereto contained in the Time of Sale Prospectus and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same. The issuance of the Shares is not subject to the pre-emptive rights of any shareholder of the Corporation, and all corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Shares has been validly taken at the date hereof.

(n)                   Except as disclosed in the Time of Sale Prospectus and the Prospectuses no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation.

(o)                   The consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus and the Prospectuses (“Corporation Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of the Corporation, as at the date specified in such Corporation Financial Information; (ii) have been prepared in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and reconciled in accordance with the rules and regulations of the SEC to generally accepted accounting principles in the United States (“US GAAP”) for the periods that ended on or before December 31, 2010; (iii) have been prepared in conformity with the International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements in accordance with IAS 34 and IFRS 1 applied on a consistent basis throughout the periods involved for periods that ended on or after January 1, 2011,  (iv) comply with the requirements of Canadian Securities Laws and the requirements of the SEC or have duly obtained a waiver therefrom, and (v) do not contain any misrepresentation.

(p)                   The consolidated financial statements of Gold Wheaton Gold Corp. (“Gold Wheaton”) included or incorporated by reference in the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus and the Prospectuses (“Gold Wheaton Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of Gold Wheaton, as at the date specified in such Gold Wheaton Financial Information, (ii) have been prepared in conformity with Canadian GAAP applied on a consistent basis throughout the periods involved and reconciled in accordance with the rules and regulations of the SEC to US GAAP, (iii) do not contain any misrepresentation and (iv) comply with the requirements of Canadian Securities Laws.

(q)                   The unaudited pro forma consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus and the Prospectuses, together with the related schedules and notes, (i) present fairly, in all material respects, the pro forma financial position of the Corporation and the statements of operations of the Corporation as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto; (ii) have been prepared in conformity with Canadian GAAP applied on a consistent basis throughout the periods involved and reconciled in accordance with the rules and regulations of the SEC to US GAAP and (iii) do not contain any misrepresentation with respect to the period covered by such financial information. Such unaudited pro forma consolidated financial statements have been compiled in accordance with rules and guidelines set forth under Canadian Securities Laws with respect to the preparation of pro forma financial statements and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein.

(r)                      Neither the Corporation nor the Material Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Corporation Financial Information, the Time of Sale Prospectus and the Prospectuses, except such as would not have a Material Adverse Effect.

(s)                    The offering and sale of the Shares, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus or the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)                            result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, or resolutions of the Corporation, (b) indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or interest therein) currently owned, except as such would not have a Material Adverse Effect, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Material Subsidiary or any of the properties or assets (including any royalty or interest therein) currently owned; or

(ii)                         except as disclosed in the Time of Sale Prospectus and the Prospectuses, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or interest therein) currently owned is bound except such as would not have a Material Adverse Effect;

(t)                      The Corporation is not, and as a result of the sale of the Shares contemplated hereby, will not be, required to register as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

(u)                   The accounting firm who reported on and audited the Corporation Financial Information that has been audited, is independent with respect to the Corporation within the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States).

(v)                   The accounting firm who reported on and audited the Gold Wheaton Financial Information that has been audited, is independent with respect to Gold Wheaton within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and is registered with the Canadian Public Accountability Board.

(w)                 The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP or IFRS, as applicable, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(x)                     The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the officers of the Corporation.

(y)                   The Corporation and each Material Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations and business thereof, and none of the Corporation or any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license, except such as would not, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(z)                     All of the material contracts and agreements of the Corporation and of the Material Subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) have been filed, to the extent required under Canadian Securities Laws, with the applicable Canadian Securities Commissions.

(aa)              Except as disclosed in the Time of Sale Prospectus and the Prospectuses, none of the Corporation or any Material Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets (including any royalty or interest therein) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Material Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect.

(bb)            Except as disclosed in the Time of Sale Prospectus and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its subsidiaries, any of their respective properties or assets (including any royalty or interest therein) currently owned, which is required to be disclosed under Canadian Securities Laws and which is not so disclosed, or which if determined adversely, would reasonably be expected to have a Material Adverse Effect, or which if determined adversely would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement, or the performance by the Corporation of its obligations hereunder.

(cc)              None of the offering and sale of the Shares, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as has been obtained or will be obtained on or prior to such Closing Date or (B) such consent, approval, or authorization, order or agreement, which would, individually or in the aggregate, not have a Material Adverse Effect.

(dd)            Other than the Underwriters, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the transactions contemplated herein.

(ee)              This Agreement has been duly authorized, executed and delivered by the Corporation.

(ff)                  Except as disclosed in the Time of Sale Prospectus and the Prospectuses, to the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(gg)            Neither the Corporation nor any of its subsidiaries owes any amount to, nor has the Corporation or any of its subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of its subsidiaries. Except as disclosed in Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Corporation and its subsidiaries.

(hh)            The Corporation and its subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”, which term, as used herein, includes the rules and regulations of the SEC thereunder).

(ii)                    No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Canadian Securities Laws, the Securities Act and the Exchange Act except such as would not have a Material Adverse Effect.

(jj)                    All technical information set forth in the Time of Sale Prospectus and the Prospectuses, including in any documents incorporated by reference therein relating to any mining properties and oil and gas properties that are material to the Corporation, has been reviewed as required under National Instrument 43-101 (“NI 43-101”) or as required under National Instrument 51-101 (“NI 51-101”), as applicable, and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101 or NI 51-101, as applicable, and to the knowledge of the Corporation there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Time of Sale Prospectus and the Prospectuses.

(kk)              The Corporation is in compliance in all material respects with the current listing requirements of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

(ll)                    Computershare Investor Services Inc., at its principal offices in Toronto has been duly appointed as the transfer agent and registrar for the Shares.

(mm)        As of the date hereof and other than material facts as have been disclosed in one or more drafts of the Time of Sale Prospectus and the Prospectuses previously provided to the Underwriters and their counsel, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Corporation or the Material Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Corporation’s continuous disclosure filings on SEDAR and EDGAR, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Corporation has filed all documents required to be filed by it under applicable Canadian Securities Laws and the Securities Act and the Exchange Act, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(nn)            Neither the Corporation, its subsidiaries nor any director, officer, employee or affiliate, nor, to the knowledge of the Corporation, any agent or representative, of the Corporation or its subsidiaries or any of their affiliates has taken, or will take, any action, in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Corporation, its subsidiaries and their respective affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(oo)            The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(pp)            There are no business relationships, related party transactions or off balance sheet transactions or any other non arm’s length transactions involving the Corporation or its subsidiaries that are required to be disclosed that have not been described in the Time of Sale Prospectus and the Prospectuses.

(qq)            None of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), or located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan, Libya and Syria); and each of the Corporation and any of its subsidiaries will not, directly or indirectly, use the proceeds of the offering of Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that will result in a violation of OFAC-administered sanctions by any Person (including any Person involved in or facilitating the offering of the Shares, whether as underwriter, advisor, investor or otherwise).

2.               Representations and Warranties of the Underwriters.  Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a)                    it is, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)                   it has all requisite corporate power and authority to enter into this Underwriting Agreement and to carry out the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Underwriting Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Underwriting Agreement until the completion of the distribution of the Shares.

3.               Agreements to Sell and Purchase.  The Corporation hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at C$42.50 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriters’ name.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Corporation grants an option to the Underwriters upon exercise of that option in accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 1,200,000 Additional Shares at the Purchase Price.  BMO Nesbitt Burns Inc. may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date.  Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased.  Each purchase date must be at least three business days after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice.  Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares and for market stabilization purposes.  On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Shares and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Corporation at the time of closing on the Closing Date (as hereinafter defined) or the Option Closing Date (as hereinafter defined), as applicable, a fee equal to 4% of the gross proceeds from the Shares purchased on the Closing Date or the Option Closing Date, as applicable.

4.               Terms of Public Offering.  The Corporation is advised by you that the Underwriters commenced a public offering of their respective portions of the Shares.  The Corporation is further advised by you that the Shares have been offered to the public initially at C$42.50 per Share (the “Public Offering Price”). The Corporation acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Purchase Price after the Underwriters have made reasonable efforts to sell the Shares.

5.               Payment and Delivery.  Payment for the Firm Shares to be sold by the Corporation shall be made to the Corporation in immediately available funds in Toronto against delivery of such Firm Shares for the respective accounts of the several Underwriters at 8:30 a.m., Toronto time, on November 30, 2011, or at such other time on the same or such other date, not later than December 7, 2011, as shall be designated in writing by you.  The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Corporation in immediately available funds in Toronto against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than January 6, 2012, as shall be designated in writing by you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the non-

certificated inventory system of CDS Clearing and Depositary Services Inc., or if not possible, by means of a certificate or certificates registered in the name of BMO Nesbitt Burns Inc. or as BMO Nesbitt Burns Inc. may otherwise direct for the Shares (the “Delivery Mode”). The Firm Shares and Additional Shares shall be registered in such names and in such denominations as BMO Nesbitt Burns Inc. shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be.  The Firm Shares and Additional Shares shall be delivered to BMO Nesbitt Burns Inc.,  through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.               Conditions to the Underwriters’ Obligations.  The several obligations of the Underwriters are subject to the following conditions:

(a)                    Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, prospects or operations of the Corporation, from that set forth in each of the Time of Sale Prospectus and the Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to be material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b)                   The representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Corporation acceptable to you), dated the Closing Date, to the effect set forth in this Section 6(b) and the effect set forth in Section 6(a) above, as applicable.

(c)                    The Underwriters having received on the Closing Date, a certificate dated such date signed by the Secretary of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters with respect to:

(i)                            the constating documents of the Corporation;

(ii)                         the resolutions of the directors of the Corporation relevant to the offering, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement; and

(iii)                      the incumbency and signatures of signing officers of the Corporation;

(d)                   The Underwriters shall have received on the Closing Date a favourable legal opinion from Gowling Lafleur Henderson LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, to the effect that:

(i)                            The Corporation has been amalgamated and is existing under the laws of Canada and has the corporate capacity and power to own and lease its properties and assets;

(ii)                         the Corporation has the corporate power to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(iii)                      the authorized and issued share capital of the Corporation is as described in the Prospectuses and any amendment or supplement thereto;

(iv)                     all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(v)                        this Agreement has been duly executed and delivered by the Corporation;

(vi)                     the execution and delivery by the Corporation of this Agreement, the fulfillment of the terms hereof by the Corporation, and the issue, sale and delivery on the Closing Date of the Firm Shares (and the Additional Shares on each Option Closing Date, to the extent that the such Additional Shares are purchased by Underwriters) to the Underwriters as contemplated herein, does not constitute or will not result in a breach of or a default under, and does not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the articles or by-laws of the Corporation or any applicable law of Ontario and the federal laws of Canada;

(vii)                  all necessary corporate action have been taken by the Corporation to authorize the issuance and delivery of the Shares;

(viii)               all documents required to be filed or delivered by the Corporation and all proceedings required to be taken by the Corporation under Canadian Securities Laws have been filed or delivered and taken in order to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws thereof who have complied with the relevant provisions thereof and no other documents will be required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Canadian Securities Laws to permit the trading in the Canadian Qualifying Jurisdictions of the Shares, through registrants registered under Canadian Securities Laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws;

(ix)                       the Prospectuses, and any amendment or supplement thereto have been duly authorized and executed by the Corporation;

(x)                          the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(xi)                       the Common Shares forming part of the Firm Shares have been validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation and the Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the Purchase Price, be validly issued by the Corporation and will be fully paid and nonassessable shares in the capital of the Corporation;

(xii)                    the form of the certificate representing the common shares of the Corporation complies with the provisions of the Canada Business Corporations Act and the articles and by-laws of the Corporation;

(xiii)                 the Corporation is a reporting issuer (or the equivalent) under the Canadian Securities Laws, and is not included on a list of defaulting reporting issuers maintained by the securities regulators of all the provinces and territories of Canada; and

(xiv)     the statements under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Canadian Prospectus are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(e)       The Underwriters shall have received on the Closing Date an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Corporation, dated the Closing Date, to the effect that:

(i)             the statements relating to legal matters, documents or proceedings included in the Time of Sale Prospectus and the Prospectuses under the captions “Certain United States Federal Income Tax Considerations” fairly summarize in all material respects such matters, documents or proceedings;

(ii)            the Corporation is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(iii)           in the opinion of such counsel, the Registration Statement and the Prospectuses (except for the financial statements and financial schedules and other financial data included therein and the information derived from the reports of or attributed to persons named in the US Prospectus or Time of Sale Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder; and

(iv)           in the course of participating in conference with officers and representatives of the Corporation and representatives of the Corporation’s independent accountants in the preparation of the Registration Statement, the Time of Sale Prospectus and the Prospectuses, no facts have come to the attention of such counsel that have caused such counsel to believe that (1) the Registration Statement or the prospectus included therein (except for the financial statements and financial schedules and other financial data included therein and the information derived from the reports of or attributed to persons named in the US Prospectus or Time of Sale Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) at the time the Registration Statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Time of Sale Prospectus (except for the financial statements and financial schedules and other financial data included therein and the information derived from the reports of or attributed to persons named in the US Prospectus or Time of Sale Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) as of the date of this Agreement contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (3)  the U.S. Prospectus (except for the financial statements and financial schedules and other financial data included therein and the information derived from the reports of or attributed to persons named in the US Prospectus or Time of Sale Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) as of its date or as of the Closing Date contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)       The Underwriters shall have received on the Closing Date, a favourable legal opinion from counsel to each Material Subsidiary, as to the due incorporation or organization and valid existence of such Material Subsidiary, its authorized share capital and ownership of its issued share capital.

(g)      The Underwriters shall have received on the Closing Date an opinion of each of Stikeman Elliott LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(h)      The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(i)        The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Deloitte & Touche LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the Gold Wheaton Financial Information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(j)        The Underwriters shall have received, on each of the date hereof and the Closing Date, opinions dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Gowling Lafleur Henderson LLP regarding compliance with the laws of the Province of Québec relating to the use of the French language in connection with the documents (including the Canadian Prospectus) to be delivered to purchasers in Québec.

(k)       The Underwriters shall have received opinions of Gowling Lafleur Henderson LLP, dated the date of the Canadian Prospectus, the date hereof and the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Canadian Base Prospectus and Canadian Prospectus, except for the consolidated financial statements and notes to such statements and where applicable the related auditors’ report on such statements, the related management’s discussion and analysis of such financial statements, and all reconciliations from Canadian generally accepted accounting principles (“GAAP”) to United States GAAP, incorporated by reference into the Canadian Prospectuses (collectively, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof.

(l)        The Underwriters shall have received opinions of PricewaterhouseCoopers LLP dated the date of the Canadian Prospectus, the date hereof, and the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Financial Information (other than the Gold Wheaton Financial Information) contained in the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(m)      The Underwriters shall have received opinions of Deloitte & Touche LLP dated the date of the Canadian Prospectus, the date hereof, and the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Gold Wheaton Financial Information contained in the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(n)      The Canadian Prospectus shall have been filed with the OSC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(b) hereof.

(o)      The Shares to be sold at Closing shall have been approved for listing on the NYSE, subject only to official notice of issuance, and duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject to the Corporation providing the TSX with customary documentation.

(p)      The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions in form and substance satisfactory to counsel to the Underwriters, and (ii) a certificate of an authorized signatory of the Corporation to the effect set forth in section 6(b).

(q)      On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

7.     Waiver.  The Corporation shall use its commercially reasonable efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied.  It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach, provided that any such waiver or extension must be in writing.

8.     Covenants of the Corporation.  The Corporation covenants with each Underwriter as follows:

(a)       To furnish to BMO Nesbitt Burns Inc. in Toronto or as directed by BMO Nesbitt Burns Inc., without charge, prior to 10:00 a.m. Toronto time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(e) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request. Each delivery of the Prospectuses, will constitute the additional representation and warranty of the Corporation to the Underwriters that, at the respective times of delivery, the Prospectuses being delivered (i) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) do not contain misrepresentation, and (iii) constitute full, true and plain disclosure of all material facts required to be disclosed by applicable law.

(b)      To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and (i) to file the Canadian Prospectus with the OSC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the OSC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c)       To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)      Not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)       If at any time following the date of execution of this Agreement until the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectus had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as, render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation.

(f)       If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(g)      If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(h)      To comply with section 57 of the Securities Act (Ontario) and with comparable provisions of Canadian Securities Laws and the Securities Act and the rules and regulations of the SEC thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your opinion may be necessary, to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions and the United States.

(i)        To make generally available to the Corporation’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j)        Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including:  (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s and Gold Wheaton’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii)  all costs and expenses incident to listing the Shares on the NYSE and the TSX, (iv) the cost of printing certificates representing the Shares, (v) the document production charges and expenses associated with printing this Agreement, and (vi) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section.

(k)       To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and, through the period of distribution of the Shares, maintain the listing of the Shares on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(l)        To use the net proceeds of the offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses and for no other purpose.

(m)      Not to directly or indirectly issue any common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which it acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether that agreement or arrangement may be settled by the delivery of common shares of the Corporation or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of execution of this Agreement until 90 days following the Closing Date without the prior written consent of BMO Nesbitt Burns Inc., which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its common shares or securities or other financial instruments convertible into or having the right to acquire its common shares (i) as consideration in connection with the acquisition of Lumina Royalty Corp., (ii) as consideration in connection with other acquisitions in an amount not to exceed $200 million in the aggregate (calculated as of the time of the agreement to issue such common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation) , (iii) under the Corporation’s Share Compensation Plan, or (iv) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i), (ii) or (iii) above.

(n)      To use best efforts to procure that the officers and directors of the Corporation also agree in a separate agreement with the Underwriters, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any of their common shares of the Corporation or securities exchangeable or convertible into common shares of the Corporation for a period of 90 days from the Closing Date without the prior written consent of BMO Nesbitt Burns Inc., which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict any such officer or director from transferring common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation to a registered charity or foundation with a charitable purpose.

9.     Covenants of the Underwriters.  (a) Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

(b)The Underwriters hereby severally further covenant and agree with the Corporation the following:(i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Underwriting Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, within 30 days after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian

Securities Commission.  The Underwriters will (and will cause the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares.

10.   Indemnity and Contribution. (a) The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)         any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein,

(ii)        the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirement in connection with this offering, and

(iii)       any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)      In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a) , such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i)  the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii)  the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section.  In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by BMO Nesbitt Burns Inc.  In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the indemnifying party of the aforesaid request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c)       To the extent the indemnification provided for in Section 10(a)  or is unavailable to an indemnified party or insufficient in respect of any losses,

claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i)  in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii)  if the allocation provided by clause 10(c)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(c)(i) above but also the relative fault of the Corporation on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each of the Prospectuses, bear to the aggregate Public Offering Price of the Shares.  The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(d)      The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(c).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(e)       The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i)  any termination of this Agreement, (ii)  any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii)  acceptance of and payment for any of the Shares.

11.   Termination.  The Underwriters may terminate this Agreement by notice given by you to the Corporation, if after the execution and delivery of this Agreement and prior to the Closing Date (i)  trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NYSE, (ii)  a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred, (iii)  any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities, (iv)  any inquiry, investigation or proceeding in relation to the Corporation or its directors or officers, whether formal or informal , is commenced, announced, or threatened, (v)  any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of the Underwriters, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Shares or which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Shares, (vi)  there is, in the opinion of the Underwriters, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Shares, or (vii)  there shall have occurred any outbreak or escalation of hostilities, terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

12.   Effectiveness; Defaulting Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date.  If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Shares within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Corporation shall have the right to proceed with the sale of the Shares (less the defaulted shares and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Corporation.  In any such case either you or the Corporation shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected.  If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default.  Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.  In all other instances, the Underwriters shall be solely responsible for their out-of-pocket expenses (including the fees and disbursements of their counsel) in connection with the transactions contemplated by this Agreement.

13.   Entire Agreement.  (a)  This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares. This Agreement supersedes that certain Bid Letter, by and between BMO Nesbitt Burns Inc. and the Corporation, dated November 22, 2011.

(b)    The Corporation acknowledges that in connection with the offering of the Shares:  (i)  the Underwriters have acted at arms length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Corporation or any other person, (ii)  the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii)  the Underwriters may have interests that differ from those of the Corporation.  The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

14.   Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions for you.

15.   Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.   Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

17.   Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.   Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of BMO Nesbitt Burns Inc., 1 First Canadian Place Toronto, ON, M5X 1H3 Attn: Manny Dhillon, Tom Jakubowski and Jonathan Naimark with a copy to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, Attn: Quentin Markin and with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 77 King Street West, Suite 3100, Toronto, ON M5K 1J3 Attn: Adam M. Givertz; if to the Corporation shall be delivered, mailed or sent to Franco-Nevada Corporation, attention of Mr. David Harquail, Chief Executive Officer, Suite 740, 130 King Street West, Toronto, ON, Canada, M5X 1E4, with a copy to Gowling Lafleur Henderson LLP, attention:  Tina Woodside, Suite 1600, 100 King Street West, Toronto, ON, Canada, M5X 1G5.

19.   Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

20.   Time of The Essence. Time shall be of the essence in this Agreement.

Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow.]

Very truly yours,

FRANCO-NEVADA CORPORATION

By:	/s/ David Harquail
Name: David Harquail
Title: President and Chief Executive Officer

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	BMO NESBITT BURNS INC.

By:	/s/ Jason Neal
Name: Jason Neal
Title: Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	CIBC WORLD MARKETS INC.

By:	/s/ Thys Terblanche
Name: Thys Terblanche
Title: Managing Director, Global Mining

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	RBC DOMINION SECURITIES INC.

By:	/s/ David Shaver
Name: David Shaver
Title: Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	UBS SECURITIES CANADA INC.

By:	/s/ Ted Larkin
Name: Ted Larkin
Title: Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	GMP SECURITIES L.P.

By:	/s/ Douglas Bell
	Name:	Douglas Bell
	Title:	Co-Head and Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	MERRILL LYNCH CANADA INC.

By:	/s/ Scott Langley
	Name:	Scott Langley
	Title:	Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	TD SECURITIES INC.

By:	/s/ Michael Faralla
	Name:	Michael Faralla
	Title:	Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Steven A. Latimer
	Name:	Steven A. Latimer
	Title:	Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	NATIONAL BANK FINANCIAL INC.

By:	/s/ William Washington
	Name:	William Washington
	Title:	Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	SCOTIA CAPITAL INC.

By:	/s/ J.W. Richmond
	Name:	J.W. Richmond
	Title:	Managing Director

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

By:	POLLITT & CO. INC.

By:	/s/ Murray H. Pollitt
	Name:	Murray H. Pollitt
	Title:	President

[Signature page to Underwriting Agreement]

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased

BMO Nesbitt Burns Inc.	1,920,000

CIBC World Markets Inc.	960,000

RBC Dominion Securities Inc.	960,000

UBS Securities Canada Inc.	960,000

GMP Securities L.P.	800,000

Merrill Lynch Canada Inc.	800,000

TD Securities Inc.	800,000

Credit Suisse Securities (Canada), Inc.	240,000

National Bank Financial Inc.	240,000

Scotia Capital Inc.	240,000

Pollitt & Co. Inc.	80,000

Total:	8,000,000

Schedule I-1

SCHEDULE II

Time of Sale Prospectus

U.S. Base Prospectus dated September 15, 2011

Term sheet containing the terms of the Securities, substantially in the form of Schedule II-A.

Schedule II A-1

SCHEDULE II-A

Franco-Nevada Corporation

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Franco-Nevada Corporation (“Franco-Nevada” or the “Company”)

Issue:	Treasury offering of • common shares of the Company (the “Common Shares”).

Issue Price:	C$42.50 per Common Share

Issue Amount:	C$340 million

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the offering will be used for acquisitions, working capital and general corporate purposes.

Cash Dividends:

The Company currently pays a monthly dividend of US$0.04 per common share. The first dividend which purchasers under this Offering are expected to be eligible to receive is the dividend payable on December 22, 2011 to shareholders of record on December 8, 2011.

Form of Offering:	Bought deal by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada and pursuant to the multijurisdictional disclosure system in the United States.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares of the Company are listed on the TSX and the NYSE under the symbol “FNV”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Commission:	4.0%

Closing:	On or about November 30, 2011

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.    Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada by calling BMO Capital Markets’ Prospectus Distribution Department at 905-696-8884 x4222, and in the United States by calling toll-free 800-414-3627 or e-mailing bmoprospectus@bmo.com.

A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

http://www.sec.gov/Archives/edgar/data/1456346/000104746911008047/a2205614zf-10a.htm

Schedule II A-1